FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Six-Month Period Ended September 30, 2007

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 6, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Vice President
Chief Financial Officer

Consolidated Financial Results for the Six-Month Period Ended September 30, 2007

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, November 2, 2007 – Mitsui & Co., Ltd. announced its consolidated financial results for the six-month period ended September 30, 2007.

Mitsui & Co., Ltd. and subsidiaries

(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Shoei Utsuda

Investor Relations Contacts : Katsurao Yoshimori, General Manager, Investor Relations Division TEL 81-3-3285-7533

1. Consolidated financial results for the six-month period ended September 30, 2007 (Unaudited)

   (from April 1, 2007 to September 30, 2007)

(1) Consolidated operating results information

	Revenues		Income from continuing operations before income taxes, minority interests and equity in earnings		Net income		Total trading transactions
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Six–month period ended September 30, 2007	2,738,804	19.1	229,342	76.3	251,921	63.1	8,205,220	8.0
Six–month period ended September 30, 2006	2,298,703	23.4	130,107	22.0	154,455	85.7	7,597,799	8.1
Year ended March 31, 2007	4,813,545		300,947		301,502		15,292,634

	Net income per share, basic	Net income per share, diluted
	Yen	Yen
Six–month period ended September 30, 2007	140.26	138.15
Six–month period ended September 30, 2006	89.65	84.69
Year ended March 31, 2007	174.26	165.32

Notes:

1.	Equity in earnings of associated companies - net for the six-month periods ended September 30, 2007 and 2006, and for the year ended March 31, 2007 were ¥72,290 million, ¥74,512 million and ¥153,105 million, respectively.
2.	Percentage figures for Revenues, Income from continuing operations before income taxes, minority interests and equity in earnings, Net income, and Total trading transactions for the six-month period represent changes from the corresponding six-month period of the previous year.
3.	Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (collectively, the “companies”) act as principal and transactions in which the companies serve as agent.
Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP.
The companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker.
4.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the six-month period ended September 30, 2006 and for the year ended March 31, 2007 relating to discontinued operations have been reclassified from income from continuing operations.

(2) Consolidated financial position information

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of Yen	Millions of Yen	%	Yen
September 30, 2007	10,030,835	2,382,130	23.7	1,312.97
September 30, 2006	9,377,604	1,829,458	19.5	1,062.00
March 31, 2007	9,813,312	2,110,279	21.5	1,182.48

Note:	Number of shares outstanding at September 30, 2007, September 30, 2006 and March 31, 2007 were 1,814,306,081, 1,722,653,251 and 1,784,627,061, respectively.

(3) Consolidated cash flow information

	Net cash provided by operating activities	Net cash used in investing activities	Net cash provided by financing activities	Cash and cash equivalents at end of period / year
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Six–month period ended September 30, 2007	125,221	57,828	(186,839)	797,855
Six–month period ended September 30, 2006	35,960	(232,012)	202,671	706,464
Year ended March 31, 2007	239,275	(418,028)	272,289	800,032

2. Dividends

	Cash dividends per share
	Interim	Year-end	Annual
	Yen	Yen	Yen
Year ended March 31, 2007	17.00	17.00	34.00
Year ending March 31, 2008	23.00		46.00
Year ending March 31, 2008 (Forecast)		23.00

Reference:	The company has set the dividend payout ratio at around 20%, reflecting consolidated financial results. Based on the policy, the company aims at the annual dividend more than the last year's amount (34yen per share).

3. Forecast of consolidated operating results for the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

	Total trading transactions	Net income	Forecasted Basic net income per share
	Millions of Yen	Millions of Yen	Yen
Year ending March 31, 2008	16,000,000	420,000	231.49

4. Others

(1)	Change in accounting principles applied : Yes
See the “Basis of Consolidated Financial Statements” for details.

(2)	Average number of shares outstanding during the six-month periods ended September 30, 2007 and 2006, and for the year ended March 31, 2007 were 1,796,070,803, 1,722,823,405 and 1,730,213,905, respectively.

(3)	Number of consolidated subsidiaries and associated companies accounted for by the equity method as of September 30, 2007 Consolidated subsidiaries: 303 Associated companies accounted for by the equity method : 181

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui's ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

I. Highlights of Consolidated Financial Results for the Six-Month Period Ended September 30, 2007

1. Summary of Financial Results for the Six-Month Period Ended September 30, 2007

(1) Operating environment

Global Economy

In the United States, despite the uncertainty added to the economy by the further decline in residential investment triggered by the recent disruptions to the sub-prime mortgage markets, consumer spending is holding up reasonably well and business spending and export are likely to improve.

In Asia, China continued to generate high levels of industrial and construction investment, with exports showing further growth. Economic growth in ASEAN economies also remained high. In Europe, solid economic performance was illustrated by higher exports in Germany and growth in housing investment in the United Kingdom and France, while the economies of Russia and countries in Central and Eastern Europe continued to show strength.

In this context of ongoing, broad-based expansion of the global economy, crude oil prices reached record highs, while prices for other internationally traded commodities, such as those for non-ferrous metals and grains, also remained at high levels.

The emergence in August of the sub-prime loan issue in the United States led to turmoil in the international financial markets and central banks of major countries took measures to increase liquidity in short-term money markets. In September, the Federal Reserve Board eased the federal fund rate for the first time in four years and three months. Financial markets have largely stabilized as a result of these measures, although regulatory bodies and private sector interests continue to monitor the impact of recent events on risk money flows and general economic activity.

Japanese Economy

In Japan, exports of goods continued to grow, driven by sales of motor vehicles, steel products and chemicals, with notable growth in transactions with Europe and the Middle East. As a result, industrial production remained at high levels and consumer spending—supported by ongoing growth in employment—continued to be strong. The Bank of Japan, having hiked the official interest rate in February 2007, did not implement any further increases in the period under review. In foreign exchange, the yen increased gradually against the dollar after summer, but declined—to record lows in some cases—against the Euro and other major currencies.

(2) Summary of Operating Results, Financial Condition and Cash Flow

•

Mitsui & Co., Ltd. (“Mitsui”) and its subsidiaries (collectively “the Group”) posted consolidated net income of ¥251.9 billion, a significant increase of ¥97.4 billion, or up 63.1%, from ¥154.5 billion for the corresponding six month period of the previous year. This significant increase is primarily attributable to substantial one-off gains on divestitures, mainly in mineral resources and energy businesses such as Sesa Goa Limited in India and Sakhalin II in Russia. Led by expanded energy equity production and firm mineral resource prices, the mineral resources and energy businesses drove consolidated earnings, and other businesses in global marketing fields such as steel products, chemicals and machinery (other than infrastructure projects) recorded firm operating results. Operating results in some part of businesses such as Americas and infrastructure project businesses for the first half declined.

•

Total assets as of September 30, 2007 were ¥10.0 trillion, an increase of ¥0.2 trillion from ¥9.8 trillion as of March 31, 2007. Investments and plant, property and equipment (“PPE”) increased slightly reflecting various new investments and expansion projects at Machinery & Infrastructure Projects, Mineral & Metal Resources, Energy and Iron & Steel Products segments while the investment balance into the Sakhalin II project decreased. As of September 30, 2007, shareholders equity was ¥2.4 trillion as a result of increased retained earnings and Net Debt-to-Equity Ratio (“Net DER”) was 1.23 times, 0.24 times lower than that of March 31, 2007. Reflecting significant gains from the above-mentioned large scale divestitures during the first half period, Return on Equity (“ROE”) on an annualized basis is computed as 22.4%.

•

Net cash provided by operating activities for the six month period ended September 30, 2007 was ¥125.2 billion, reflecting steady operating income. Net cash provided by investing activities was ¥57.8 billion, reflecting large scale divestitures of interests in Sakhalin II, Sesa Goa, and other assets, an amount sufficient to cover the expenditures for the various above-mentioned investments during the period under review. As a result, free cash flow for the six month period ended September 30, 2007 was a net inflow of ¥183.0 billion.

2. Results of Operations

(1) Analysis on consolidated income statements

Gross Profit

Gross profit for the six month period ended September 30, 2007 was ¥479.3 billion, an increase of ¥71.4 billion, or 17.5%, from ¥407.9 billion for the corresponding six month period of the previous year as a result of the followings:

•

The increase at Energy Segment was major driver in the Group’s increase in consolidated gross profit, with contributions coming from Mitsui Oil Exploration Co., Ltd. (Japan) (“MOECO”(*1)) which was consolidated as a result of acquisition in the fourth quarter of the year ended March 31, 2007; and the commercial start up in July 2006 at the Enfield oil field in Australia. Moreover, iron ore mining and oil & gas producing operations recorded increases as illustrated by Mitsui Iron Ore Development Pty. Ltd. (Australia) reflecting iron ore price rise and Mitsui E&P Middle East B.V. (Netherlands) reflecting increased production(*2).

•	Automotive and other machinery businesses; and basic materials such as steel products and chemical products continued to show good performance in general reflecting favorable business circumstances.

MBK Real Estate Ltd. (United States), which engages in development and sale of residential home in the West Coast market recorded, decreased sales margin and a ¥4.1 billion loss from write-down on inventories reflecting a decline in the residential market on emergence of the sub-prime loan issue in the United States.

(*1)	In March 2007, Mitsui acquired 3% stake in MOECO, formerly an associated company, increasing its voting interest in MOECO to 50.3% and re-classifying MOECO as a subsidiary of Mitsui.
(*2)	As a result of Mitsui’s divestiture of Sesa Goa which had significantly contributed to consolidated gross profit, the operating results of Sesa Goa for the six month periods ended September 30, 2007 and 2006 are presented as income from discontinued operations (after income tax effect).

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six month period ended September 30, 2007 were ¥296.7 billion, an increase of ¥14.0 billion from ¥282.7 billion for the corresponding six month period of the previous year. This was mainly attributable to acquisitions of subsidiaries at the segments of the Machinery & Infrastructure Projects, the Energy and the Americas.

Provision for Doubtful Receivables

Provision for doubtful receivables for the six month period ended September 30, 2007 was ¥2.3 billion, an increase of ¥0.7 billion, from ¥1.6 billion for the corresponding six month period of the previous year. Provisions for the both periods consisted of provisions for individually small receivables.

Interest Expense, Net of Interest Income

Interest expense, net of interest income for the six month period ended September 30, 2007 was ¥23.7 billion, an increase of ¥5.6 billion from ¥18.1 billion for the corresponding six month period of the previous year. The interest expense for the Sakhalin II project declined by ¥4.0 billion as a result of the transfer of the Group’s 50% stake in the project and subsequent decrease in related interest bearing debt. Mitsui recorded a ¥3.6 billion increase reflecting higher Japanese Yen interest rates. Overseas subsidiaries also reported increases by ¥5.0 billion in total due to increased interest bearing debt used to fund various investments.

The following table sets forth the periodic average of 3 month Libor of Japanese Yen and U.S. Dollar for the six month periods ended September 30, 2007 and 2006.

Periodic average of 6 month Libor (%p.a.)

	6 month Period Ended September 30,
	2007	2006
Japanese Yen	0.82	0.33
U.S. Dollar	5.38	5.35

Dividend Income

Dividend income for the six month period ended September 30, 2007 was ¥28.4 billion, an increase of ¥0.6 billion from ¥27.8 billion for the corresponding six month period of the previous year. Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥13.7 billion, a decrease of ¥2.0 billion over the corresponding six month period of the previous year. However, increased dividends from other investees including INPEX Holdings Inc. held by Mitsui Oil Exploration Co., Ltd outweighed the decreases from the LNG projects.

Gain on Sales of Securities

Gain on sales of securities for the six month period ended September 30, 2007 was ¥51.0 billion, a substantial increase of ¥24.5 billion from ¥26.5 billion for the corresponding six month period of the previous year. For the six month period ended September 30, 2007, the Group recorded gains on transfer of a part of its stake in the Sakhalin II project and sales of its whole stake in Empreendimentos Brasileiros de Mineração S.A. (“EBM”) in Brazil. For the corresponding six month period of the previous year, the Group recorded a gain on sale of shares in Toho Titanium Co., Ltd. (Japan).

Loss on Write-Down of Securities

Loss on write-down of securities for the six month period ended September 30, 2007 was ¥12.7 billion, an increase of ¥9.5 billion from ¥3.2 billion for the corresponding six month period of the previous year, which included write-downs on Seven & i Holdings Co., Ltd. (*) at the Foods & Retail Segment and Central Finance Co., Ltd. at the Logistics & Financial Markets Segment. Losses for the corresponding six month period of the previous year consisted of miscellaneous small losses.

(*)	For the year ended March 31, 2006, Mitsui recorded a gain from the exchange of shares of Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd., for newly issued shares of Seven & i Holdings Co., Ltd. For the six month period ended September 30, 2007, reflecting a fall in the share price of Seven & i Holdings Co., Ltd., Mitsui recognized a loss on the gain from the exchange of shares for the year ended March 31, 2006.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the six month period ended September 30, 2007 was ¥6.7 billion, an increase of ¥5.5 billion from ¥1.2 billion for the corresponding six month period of the previous year. Major factor for the six month period ended September 30, 2007 was a gain on sale of aircraft for lease.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the six month period ended September 30, 2007 was ¥2.2 billion, a decrease of ¥7.7 billion from ¥9.9 billion for the corresponding six month period of the previous year. Major loss for the corresponding six month period of the previous year was an impairment loss on intangible assets at Mitsui Norin Co., Ltd. (Japan).

Impairment Loss of Goodwill

For the corresponding six month period of the previous year, Mitsui Norin Co., Ltd. reported a ¥16.5 billion impairment loss on all of its goodwill.

Compensation and Other Charges Related to Diesel Particulate Filter (“DPF”) Incident

For the corresponding six month period of the previous year, Mitsui recorded a credit to income of ¥3.9 billion as a result of the reversal of the accrued cost which had been set up based on estimated cost for compensation and other charges related to the DPF incident during past years as a result of completion of redemption of the relevant DPFs.

Other Expense—Net

Other expense—net for the six month period ended September 30, 2007 was ¥1.6 billion gain, an improvement of ¥6.7 billion, from ¥5.1 billion expenses for the corresponding six month period of the previous year. Other expenses for the six month period ended September 30, 2007 consisted of miscellaneous small items. For the corresponding six month period of the previous year, Mitsui Bussan House-Techno, Inc. (Japan) recorded estimated restructuring costs including those for future maintenance services due to its decision to withdraw from construction and marketing of home units.

Minority Interests in Earnings of Subsidiaries

Minority interests in earnings of subsidiaries for the six month period ended September 30, 2007 were ¥20.7 billion, an increase of ¥18.9 billion from ¥1.8 billion for the corresponding six month period of the previous year. Minority interests in earnings of subsidiaries increased due to the following factors:

•

As a result of acquisition of the additional voting shares in Mitsui Oil Exploration Co., Ltd. (Japan) during the fourth quarter of the year ended March 31, 2007, Mitsui Oil Exploration Co., Ltd. was consolidated with presenting minority interest and no longer accounted as an associated company; and

•

Mitsui Norin Co., Ltd. (Japan) recorded a significant loss from continuing operations before minority interests and equity in earnings, reflecting impairment losses on long-lived assets and goodwill, contributing minority interest (in income) of ¥8.3 billion for the corresponding six month period of the previous year. For the six month period ended September 30, 2007, it’s operating results recovered to a marginal amount of income from continuing operations before minority interests and equity in earnings, which caused a reversal effect from the above-mentioned minority interest (in income) for the corresponding six month period of the previous year.

Equity in Earnings of Associated Companies—Net

Equity in earnings of associated companies—net (after income tax effect) for the six month period ended September 30, 2007 was ¥72.3 billion, a decrease of ¥2.2 billion from ¥74.5 billion for the corresponding six month period of the previous year. Major factors for the decrease were the followings:

•	IPM Eagle LLP (United Kingdom) recorded a mark-to-market evaluation loss on long-term swap agreement at its overseas power operation for the six month period ended September 30, 2007(*1).

•

Mitsui Oil Exploration Co., Ltd. (Japan) had reported earnings of an associated company up to the third quarter of the year ended March 31, 2007, however upon acquisition of the additional voting shares in the fourth quarter of the year ended March 31, 2007 by Mitsui, its operating results are now reported within line items of the consolidated statement of income for the six month period ended September 30, 2007.

Excluding the above-mentioned two factors, associated companies reported steady earnings in general. For example:

•

Earnings increased at Valepar S.A. (Brazil) (*2) due to strong operating results of Companhia Vale do Rio Doce in Brazil (“CVRD”) reflecting higher iron prices and contributions from newly acquired Inco Limited (currently CVRD Inco Limited) following the acquisition by CVRD during the fourth quarter of the year ended March 31, 2007.

•

Japan Australia LNG (MIMI) Pty. Ltd. (Australia), an LNG and oil development associated company, reported improved earnings. Earnings also increased in general at non-mineral resources and energy related associated companies, including Brazilian gas distribution associated companies.

(*1)	Regarding the outlook for the full year ending March 31, 2008 on operating results of IPM Eagle LLP and other overseas power generation businesses, see “II. Management Policies – Forecast of annual net income for the year ending March 31, 2008.”
(*2)	Valepar S.A. is a controlling shareholder of CVRD, a mineral resources company in Brazil.

Income from Discontinued Operations—Net

Income from discontinued operations—net (after income tax effect) for the six month period ended September 30, 2007 was ¥60.5 billion, a significant increase of ¥53.6 billion from ¥6.9 billion for the corresponding six month period of the previous year. Major components of discontinued operations for the six month periods ended September 30, 2007 and 2006 were as follows:

•

For the six month period ended September 30, 2007, the Group sold its entire stake in Sesa Goa Limited (India) and recorded a ¥55.2 billion gain in income; and Wandoo Petroleum Pty Limited (Australia) recorded ¥5.5 billion in income through its sales of whole oil and gas producing interests.

•

For the six month period ended September 30, 2006, Sesa Goa Limited reported ¥3.2 billion in net income; and Group recorded ¥3.1 billion gain in income on sale of a stake in aluminum smelters which Mitalco, Inc. (United States), an aluminum smelting subsidiary held. .

Net Income

Consequently, net income for the six month period ended September 30, 2007 was ¥251.9 billion, an increase of ¥97.4 billion from ¥154.5 billion for the corresponding six month period of the previous year.

(2) Operating Results by Operating Segment

Iron & Steel Products Segment

Gross profit for the six month period ended

September 30, 2007 was ¥31.7 billion, an increase of ¥3.9 billion from ¥27.8 billion for the corresponding six month period of the previous year. Demand for tubular products and high-end products such as steel plates and mainly for energy applications continued to be favorable even when certain steel products market were softening. Businesses focusing on such products continued to generate steady earnings. Furthermore, rising stainless steel products prices and strong performance at Regency Steel Asia Pte Ltd. (Singapore) contributed to the increase in earnings as well.

Operating income for the six month period ended September 30, 2007 was ¥14.3 billion, an increase of ¥2.0 billion from ¥12.3 billion for the corresponding six month period of the previous year. The increase in gross profit was partly offset by higher selling, general and administrative expenses.

Equity in earnings of associated companies for the six month period ended September 30, 2007 was ¥2.7 billion, an increase of ¥1.3 billion from ¥1.4 billion for the corresponding six month period of the previous year.

Net income for the six month period ended September 30, 2007 was ¥11.9 billion, a ¥2.5 billion increase from ¥9.4 billion for the corresponding six month period of the previous year.

Mineral & Metal Resources Segment

Gross profit for the six month period ended September 30, 2007 was ¥44.6 billion, a decrease of ¥7.7 billion from ¥52.3 billion for the corresponding six month period of the previous year as a result of the followings:

•     The divestiture in April 2007 of the Group’s whole stake in Sesa Goa Limited, formerly the Group’s iron ore subsidiary, which,resulted in a decrease of this segment’s gross profit by ¥10.1 billion(*), an amount Sesa Goa Limited had contributed for the corresponding six month period of the previous year.

•     Reflecting tight supply and demand balance in Asia, especially in China, iron ore prices for the year ending March 31, 2008 increased by 9.5% from the year ended March 31, 2007. Consequently, gross profit at Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd.(Australia) increased by ¥4.6 billion and ¥1.5 billion, respectively.

Operating income for the six month period ended September 30, 2007 was ¥36.2 billion, a decrease of ¥6.0 billion from ¥42.2 billion for the corresponding six month period of the previous year, due to the above-mentioned decrease in gross profit. There was a marginal improvement in selling, general administrative expenses, reflecting the divestiture of Sesa Goa Limited.

Equity in earnings of associated companies for the six month period ended September 30, 2007 was ¥38.7 billion, an increase of ¥7.1 billion from ¥31.6 billion for the corresponding six month period of the previous year. Major factors contributing to the increase were as follows:

•

Valepar S.A. (Brazil) posted an increase by ¥6.4 billion over the corresponding six month period of the previous year when it recorded a ¥5.6 billion one-time gain on issuance of stock by CVRD in exchange for Caemi Mineraçã o e Metalurgia S.A stock. This is due to strong operating results of CVRD reflecting higher iron prices and contributions from newly acquired Inco Limited (currently CVRD Inco Limited) following the acquisition by CVRD during the fourth quarter of the year ended March 31, 2007.

•

Despite firm copper market price, earnings of Compania Minera Dona Ines de Collahuasi SCM (Chile) decreased by ¥1.3 billion from the corresponding six month period of the previous year, due to reduced shipment of products caused by replacement work on property and equipment.

Net income for the six month period ended September 30, 2007 was ¥118.2 billion, a significant increase of ¥58.0 billion from ¥60.2 billion for the corresponding six month period of the previous year. Besides the above-mentioned factors, there were significant movements in gains on sales of securities for the six month period ended September 30, 2007 and 2006 as follows:

•

For the six month period ended September 30, 2007, this segment recorded a ¥93.9 billion gain on the sale of its whole stake in Sesa Goa Limited(*). In addition, it also recorded a ¥12.4 billion gain on the sale of shares in Empreendimentos Brasileiros de Mineração S.A.

•	For the corresponding six month period of the previous year, this segment recorded a ¥14.2 billion gain on the sale of shares in Toho Titanium Co., Ltd. (Japan).

(*)	In the consolidated statements of income, net income of Sesa Goa for the six month periods ended September 30, 2007 and 2006 are presented as income from discontinued operations (after income tax effect). However, in this “Operating Results by Operating Segment”, operating results of the company is presented and discussed according to line items of the consolidated statements of income.

Machinery & Infrastructure Projects Segment

Gross profit for the six month period ended September 30, 2007 was ¥63.6 billion, an increase of ¥16.6 billion from ¥47.0 billion for the corresponding six month period of the previous year.

•

Overseas automotive-related subsidiaries continuously showed steady performance, particularly motorcycle retail finance company P.T. Bussan Auto Finance (Indonesia), reported higher gross profit. In addition, there were contributions from newly acquired machine tools subsidiaries.

•	Ocean vessels and marine project businesses showed overall strong performance through marketing newly built and second hand vessels, operating and chartering vessel and others.

•	In infrastructure projects business fields, gross profit increased due to expanding operations of rolling stock leasing subsidiaries in Europe.

Operating income for the six month period ended September 30, 2007 was ¥14.5 billion, an increase of ¥7.3 billion from ¥7.2 billion for the corresponding six month period of the previous year. The increase is primarily attributable to the improvement in gross profit in ocean vessels and marine project businesses; and infrastructure projects businesses. Operating income of automotive and machined tools related subsidiaries increased in general. However, increase in gross profit was largely offset by increases in selling, general and administrative expenses and provision for doubtful receivables.

Equity in earnings of associated companies for the six month period ended September 30, 2007 was ¥1.6 billion, a significant decrease of ¥11.5 billion from ¥13.1 billion for the corresponding six month period of the previous year.

•

Overseas power producing businesses such as IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia) reported equity in losses of ¥5.0 billion in total, a decrease of ¥10. 8 billion from ¥5.8 billion earnings for the corresponding six month period of the previous year. This is because IPM Eagle LLP recorded a ¥9.4 billion mark-to-market evaluation loss on long-term swap agreement in its Australian power producing operations for the six month period ended September 30, 2007.

•

This segment recorded a ¥4.8 billion equity in loss reflecting an other-than- temporary decline in share price of ASAHI TEC CORPORATION (Japan), a manufacturer of ductile iron cast parts and aluminum forged parts.

•	On the other hand, the gas distribution business in Brazil reported improved earnings and the automotive and construction machinery related business performed strongly as well.

Net income for the six month period ended September 30, 2007 was ¥13.3 billion, a decrease of ¥4.7 billion from ¥18.0 billion for the corresponding six month period of the previous year. In addition to the above-mentioned factors, this segment recorded a gain on the sale of aircraft for lease for the six month period ended September 30, 2007.

Chemical Segment

Gross profit was ¥58.1 billion, an increase of ¥6.7 billion from ¥51.4 billion for the corresponding six month period of the previous year. The principal developments in this segment were as follows:

•

In basic petrochemicals fields ranging from basic materials to mid-stream intermediate products, gross profit continued to stay at high levels reflecting a solid performance mainly in ammonia, methanol and various industrial chemicals related businesses.

•

Gross profit increased at Novus International, Inc. (United States), a feed additive manufacturing subsidiary, due to improvement both in sales volume and market price. Expanded agricultural chemicals transactions in Europe also contributed to achieving improved gross profit.

•

Performance of plastics including IT related parts and components continued to be robust and so was those of inorganic mineral and raw materials such as salt, titanium oxide and sulfur, reflecting strong demand in Asia.

Operating income for the six month period ended September 30, 2007 was ¥24.6 billion, an increase of ¥7.7 billion from ¥16.9 billion for the corresponding six month period of the previous year, reflecting increase in gross profit.

Equity in earnings of associated companies for the six month period ended September 30, 2007 was ¥2.9 billion, an increase of ¥0.3 billion from ¥2.6 billion for the corresponding six month period of the previous year, mainly due to the improvement of International Methanol Company (Saudi Arabia), a methanol manufacturing company.

Net income for the six month period ended September 30, 2007 was ¥10.9 billion, an increase of ¥0.5 billion from ¥10.4 billion for the corresponding six month period of the previous year. Beside the above-mentioned improvements, there were one-time profit factors during the corresponding six month period of the previous year, namely, this segment had recorded:

•

a credit to income of ¥3.9 billion as a result of the reversal of the accrued cost which had been set up based on an estimated cost for compensation and other charges related to the DPF incident during past years as a result of completion of redemption of the relevant DPFs.

•	a gain on sale of shares in Toho Titanium Co., Ltd.

Energy Segment

After reaching US$72 per barrel in September 2006, Japan Crude Cocktail (JCC) dropped back to US$55 per barrel in February 2007. It bounced back to nearly US$71 per barrel (preliminary figure) in September 2007. Average JCC price which has been reflected in revenues of Mitsui’s oil and gas producing subsidiaries and associated companies was US$63 per barrel in average for the six month period ended September 30, 2007, the same as the corresponding six month period of the previous year.

Gross profit for the six month period ended September 30, 2007 was ¥101.2 billion, a significant increase of ¥57.4 billion from ¥43.8 billion for the corresponding six month period of the previous year primarily due to the following factors:

•      As a result of Mitsui’s acquisition of additional voting shares in Mitsui Oil Exploration Co., Ltd. (“MOECO”) during the 4th quarter of the year ended March 31, 2007, MOECO, formerly an associated company, became a subsidiary with Mitsui’s 50.3% voting interest. There was a new contribution to gross profit from MOECO by ¥36.4 billion in relation to this acquisition of shares. There were new contributions of ¥13.3 billion by Mitsui E&P Australia Pty Ltd (Australia) due to the start of oil production at the Enfield oil field in July 2006. Moreover, Mitsui E&P Middle East B.V. (Netherlands) operating in Oman reported ¥4.4 billion increase, reflecting an increase in production of oil and natural gas.

•      The price for representative Australian hard coking coal for the year ending March 31, 2008 declined by approximately 15% to US$92 per ton FOB. At the same time soft coking coal prices rose in general by 9%. For the six month period ended September 30, 2007, gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) decreased by ¥5.0 billion, reflecting lower sales prices and the Australian Dollar’s appreciation against the U.S. Dollar.

• There was a ¥5.1 billion naphtha trading losses at Mitsui Oil (Asia) Pte. Ltd. (Singapore) for the corresponding six month period of the previous year.

Operating income for the six month period ended September 30, 2007 was ¥78.5 billion, an increase of ¥52.8 billion from ¥25.7 billion for the corresponding six month period of the previous year. The increase in gross profit was partly offset by increased selling, general and administrative expenses, particularly at MOECO.

Equity in earnings of associated companies for the six month period ended September 30, 2007 was ¥19.2 billion, an increase of ¥1.2 billion from ¥18.0 billion for the corresponding six month period of the previous year. The increase was mainly attributable to solid performance by Japan Australia LNG (MIMI) Pty. Ltd. (Australia), which is involved in natural gas, crude oil and condensate exploration, development and marketing in Western Australia, reflecting increased production and Australian Dollar’s appreciation against the Japanese Yen. MOECO, as an associated company up to the third quarter of the year ended March 31, 2007, reported ¥5.9 billion earnings for the corresponding six month period of the previous year, but it reported operating results line by line for the six month period ended September 30, 2007.

Net income for the six month period ended September 30, 2007 was ¥72.5 billion, a significant increase of ¥42.8 billion from ¥29.7 billion for the corresponding six month period of the previous year. Besides the increases in operating income and equity in earnings, there were following factors:

•	In April, this segment sold 50% of its shares in Sakhalin Energy Investment Company Ltd. (Bermuda) and recorded the relevant gains on sale of the shares.

•	Wandoo Petroleum recorded a ¥20.4 billion gain (pre-tax) on the sale of its entire oil and gas producing interests for the six month period ended September 30, 2007.

•	Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥13.7billion, a decrease of ¥2.0 billion over the corresponding six month period of the previous year.

•

Minority interests in earnings of subsidiaries was newly recognized by ¥8.7 billion with regard to MOECO due to the acquisition of additional shares by Mitsui and consolidation as a subsidiary in the fourth quarter of the year ended March 31, 2007 causing MOECO to be consolidated with presenting minority interest and no longer accounted as an associated company.

Foods & Retail Segment

Gross profit for the six month period ended September 30, 2007 was ¥41.8 billion, an increase of ¥1.2 billion from ¥40.6 billion for the corresponding six month period of the previous year. Under business circumstances where inflation of raw material costs and deflationary pressure on Japanese domestic consumption continued, food raw material business transactions showed firm performance. However, this segment continues to face severe conditions in terms of profitability, particularly for food raw material manufacturing subsidiaries. Accordingly, the segment has been taking various cost reduction initiatives in the domestic food distribution and retail operations.

Operating income for the six month period ended September 30, 2007 was ¥9.1 billion, an increase of ¥2.0 billion from ¥7.1 billion for the corresponding six month period of the previous year. MITSUI FOODS CO., LTD. (Japan) and Mitsui Norin Co., Ltd. (Japan) succeeded in decreasing general, selling and administrative expenses, which resulted in a slight improvement in their operating income although their gross profit declined marginally.

Equity in earnings of associated companies for the six month period ended September 30, 2007 was ¥0.8 billion, a ¥0.7 billion decrease from ¥1.5 billion for the corresponding six month period of the previous year. Net income for the six month period ended September 30, 2007 was ¥5.1 billion, an improvement of ¥9.3 billion from ¥4.2 billion net loss for the corresponding six month period of the previous year. In addition to the above-mentioned development, major factors were as follows:

•

For the corresponding six month period of the previous year, Mitsui Norin Co., Ltd. recorded impairment losses on intangible assets and goodwill of ¥7.8 billion and ¥16.5 billion, respectively, and ¥8.3 billion minority interest in these losses in income (at 48% minority share) related to these impairment losses was also recorded. For the six month period ended September 30, 2007, it’s operating results recovered to a marginal amount of income from continuing operations before minority interests and equity in earnings, which caused a reversal effect from the above-mentioned minority interest (in income) for the corresponding six month period of the previous year.

•	For the six month period ended September 30, 2007, Mitsui recognized a ¥4.5 billion loss on the write-down of the shares of Seven & i Holdings Co., Ltd. reflecting a decline in its share price.

Consumer Service & IT Segment

Gross profit for the six month period ended September 30, 2007 was ¥59.0 billion, a decrease of ¥2.9 billion from ¥61.9 billion for the corresponding six month period of the previous year. While real estate businesses in Japan and Europe showed steady performance, decreases at IT related businesses, mainly in the system integration businesses and, the discontinuation of the housing business of Mitsui Bussan House-Techno, Inc. (Japan) resulted in a small decline in this segment.

Operating income for the six month period ended September 30, 2007 was ¥9.5 billion, an increase of ¥2.5 billion from ¥7.0 billion for the corresponding six month period of the previous year. The improvements in selling, general and administrative expenses, primarily at Mitsui Bussan House-Techno, Inc., outweighed the decline in gross profit.

Equity in earnings of associated companies for the six month period ended September 30, 2007 was ¥4.1 billion, an increase of ¥0.6 billion from ¥3.5 billion for the corresponding six month period of the previous year.

Net income for the six month period ended September 30, 2007 was ¥8.1 billion, an increase of ¥4.8 billion from ¥3.3 billion for the corresponding six month period of the previous year. Major reasons other than the above-mentioned factors were as follows:

•	For the corresponding six month period of the previous year, Mitsui Bussan House-Techno, Inc. decided to discontinue the housing business and recorded relevant estimated costs.

•

For the six month period ended September 30, 2007, there were gains on sales of shares, including those of Jupiter Telecommunications Co., Ltd.. In addition, in conjunction with the merger of NextCom K.K. and Mitsui Knowledge Industry Co., Ltd., this segment recorded gain from the exchange of shares of these subsidiaries with minority interest.

Logistics & Financial Markets Segment

Gross profit was ¥25.3 billion, a decrease of ¥5.3 billion from ¥30.6 billion for the corresponding six month period of the previous year. Gross profit decreased at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) and Mitsui & Co. Precious Metals, Inc. (United States), reflecting lower trading margins due to a significant reduction of volatility in the market.

Reflecting the decrease in gross profit, operating income for the six month period ended September 30, 2007 was ¥10.1 billion, a decrease of ¥ 2.7 billion from ¥12.8 billion for the corresponding six month period of the previous year.

For the six month period ended September 30, 2007, this segment reported a ¥0.4 billion net sum of equity in losses of associated companies, a ¥1.3 billion deterioration from ¥0.9 billion earnings for the corresponding six month period of the previous year. This is partly attributable to the loss on investment in ASAHI TEC CORPORATION (Japan), similar to the Machinery & Infrastructure Project Segment.

Accordingly, net income for the six month period ended September 30, 2007 was ¥0.3 billion, a decrease of ¥6.1 billion from ¥6.4 billion for the corresponding six month period of the previous year. In addition to the above-mentioned negative factors, this segment recorded a loss on write-down on shares of Central Finance Co., Ltd. for the six month period ended September 30, 2007.

Americas Segment

Gross profit for the six month period ended September 30, 2007 was ¥27.5 billion, a decrease of ¥4.4 billion from ¥31.9 billion for the corresponding six month period of the previous year.

•

For the six month period ended September 30, 2007, MBK Real Estate Ltd. (United States), which engages in the development and sale of residential homes in the West Coast market, recorded decreased sales and also recorded a ¥4.1 billion loss on write-down of inventories reflecting the decline in the residential market.

•

Gross profit decreased due to a reversal effect from the high level earnings for the corresponding six month period of the previous year for oil product trading by Westport Petroleum Inc. (United States) and oil well tubular businesses by Mitsui Steel Holdings, Inc. (United States).

•	Steel Technologies, Inc. (United States), a newly acquired subsidiary, contributed to the increase in gross profit for the six month period ended September 30, 2007.

Operating income for the six month period ended September 30, 2007 was ¥3.3 billion, a decrease of ¥8.4 billion from ¥11.7 billion for the corresponding six month period of the previous year. In addition to the decrease in gross profit, there were overall increases in selling, general and administrative expenses including the effects of acquisitions of new subsidiaries such as Steel Technologies, Inc.

Equity in earnings of associated companies for the six month period ended September 30, 2007 was ¥2.4 billion, a ¥0.7 billion increase from ¥1.7 billion for the corresponding six month period of the previous year.

Net income for the six month period ended September 30, 2007 was ¥2.9 billion, a decrease of ¥6.2 billion from ¥9.1 billion for the corresponding six month period of the previous year. In addition to above factors, interest expenses increased by ¥2.9 billion at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from increased interest bearing debt.

Europe, the Middle East and Africa Segment

Gross profit for the six month period ended September 30, 2007 was ¥13.2 billion, an increase of ¥1.5 billion from ¥11.7 billion for the corresponding six month period of the previous year, reflecting solid performance of the steel products businesses. Operating income for the six month period ended September 30, 2007 was ¥1.1 billion, a ¥0.5 billion decline from ¥1.6 billion for the corresponding six month period of the previous year, reflecting increased selling, general and administrative expenses, mainly in personnel expenses.

Net income for the six month period ended September 30, 2007 was ¥3.6 billion, an increase of ¥1.5 billion from ¥2.1 billion for the corresponding six month period of the previous year. Increases in the segment’s minority interest in subsidiaries in the fields of automotive business and real estate contributed to this improvement.

Asia Pacific Segment

Gross profit for the six month period ended September 30, 2007 was ¥16.4 billion, an increase of ¥1.9 billion from ¥14.5 billion for the corresponding six month period of the previous year. Steel products and chemicals exhibited strong performance.

Operating income for the six month period ended September 30, 2007 was ¥4.4 billion, the same as the corresponding six month period of the previous year. There were increases in personnel expenses.

Net income for the six month period ended September 30, 2007 was ¥12.4 billion, an increase of ¥2.2 billion from ¥10.2 billion for the corresponding six month period of the previous year. The segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd. and Wandoo Petroleum Pty Ltd increased, while it decreased in Mitsui Coal Holdings Pty. Ltd. (Australia) for the six month period ended September 30, 2007.

3. Financial Condition and Cash Flow

(1) Assets, Liabilities and Shareholders’ Equity

Total assets as of September 30, 2007 were ¥10,030.8 billion, an increase of ¥217.5 billion from ¥9,813.3 billion, as of March 31, 2007.

Current assets as of September 30, 2007 were ¥5,111.4 billion, an increase of ¥37.6 billion from ¥5,073.8 billion as of March 31, 2007, mainly attributable to increases in inventories and trade receivables in Americas Segment resulting from the acquisition of Steel Technologies, Inc. (United States); and increases in trade receivables in the Energy Segment from the increased trading volume.

Total current liabilities as of September 30, 2007 were ¥3,621.2 billion, a decrease of ¥189.0 billion from ¥3,810.2 billion as of March 31, 2007, primarily reflecting a decline of ¥145.1 billion in short term debt and ¥81.1 billion in current maturities of long-term debt mainly at both overseas financial subsidiaries and Mitsui, offset by increases in trade payables corresponding to increases in the current assets and accrued expenses for income tax of Mitsui.

As a result, working capital, or current assets minus current liabilities, as of September 30, 2007 was ¥1,490.2 billion, an increase of ¥226.6 billion from ¥1,263.6 billion as of March 31, 2007.

The sum of investments and non-current receivables, property and equipment—at cost, intangible assets less accumulated amortization, deferred tax assets—non current and other assets as of September 30, 2007 totaled ¥4,919.5 billion, a ¥180.0 billion increase from ¥4,739.5 billion as of March 31, 2007, mainly due to the following factors:

•	Total investments and non-current receivables as of September 30, 2007 were ¥3,588.9 billion, a ¥110.1 billion increase from ¥3,478.8 billion as of March 31, 2007.

Within this category, investments in and advances to associated companies as of September 30, 2007 were ¥1,396.4 billion, a ¥191.2 billion decrease from ¥1,587.6 billion as of March 31, 2007. Major factors were as follows:

–	As of March 31, 2007, investment for the Sakhalin II project amounting to ¥417.2 billion was recorded in this account. As a result of a 50% divestiture in April 2007, the remaining balance was transferred to the account “other investments”.

–	Major expenditures for the six month period ended September 30, 2007 were investment in Sims Group Limited, an Australian metal recycler, for ¥61.2 billion; additional investment to combine United Kingdom power generating assets with International Power plc. for ¥22.2 billion; and investment in Erdos Electrical Power & Metallurgical Co., Ltd., a conglomerate in the Inner Mongolia Autonomous Region of China engaged in power generation, coal mining and ferrous alloy production, for ¥16.4 billion.

In addition to the above-mentioned increases, there were increases which do not involve cash outflow as follows:

–	Increases in equity in earnings (before tax effect) of ¥59.4 billion (net of ¥41.1 billion dividends received from associated companies); and

–	A ¥14.0 billion net improvement in foreign exchange translation cumulative adjustments.

Other investments were ¥1,518.6 billion, a ¥279.7 billion increase from ¥1,238.9 billion as of March 31, 2007. Major factors were as follows:

–	There were purchases of shares in Yamaha Motor Co., Ltd. for ¥24.3 billion and shares and bonds of Central Finance Co., Ltd. for ¥15.2 billion (net of loss on write-down).

–	As discussed in investments in and advances to associated companies above, investment in the Sakhalin II project for ¥227.7 billion was recorded in this account, as a result of a 50% divestiture of our stake in April 2007 and the investments thereafter in response to expenditure for development work.

–	Net movement was small in unrealized holding gains and losses on available-for-sale securities.

•	Property and equipment—at cost as of September 30, 2007 was ¥1,035.1 billion, an increase of ¥46.8 billion from ¥988.3 billion as of March 31, 2007. Major components were as follows:

–	Coal mining projects in Australia for ¥24.0 billion, including effect from foreign exchange translation of ¥8.1 billion;

–	Iron ore mining projects in Australia for ¥13.4 billion, including effect from foreign exchange translation of ¥5.1 billion;

–	Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, oil and gas project in Oman, and oil and gas projects of offshore Gulf of Mexico as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. in total for ¥18.5 billion, including effect from foreign exchange translation of ¥3.1 billion; and

–	Property and equipment of Steel Technologies Inc. for ¥26.2 billion as a result of the acquisition during the six month period ended September 30, 2007.

On the other hand, the property and equipment of Sesa Goa Limited for ¥13.2 billion decreased as a result of the divestiture.

Long-term debt, less current maturities as of September 30, 2007 was ¥2,945.5 billion, an increase of ¥58.0 billion from ¥2,887.5 billion as of March 31, 2007 mainly due to an increase in borrowings from financial institutions associated with funding for various investments at Mitsui and Mitsui & Co., (U.S.A.), Inc.

Shareholders’ equity as of September 30, 2007 was ¥2,382.1 billion, an increase of ¥271.8 billion from ¥2,110.3 billion as of March 31, 2007, primarily due to the increase in retained earnings by ¥216.5 billion, conversion of bonds by ¥26.4 billion and net improvement in foreign currency translation adjustments by ¥20.9 billion due to the stronger Australian Dollar and Brazilian Real against the Japanese Yen.

As a result, shareholders’ equity to total assets ratio as of September 30, 2007 was 23.7%, a 2.2 percentage point higher from 21.5 % as of March 31, 2007. Net interest bearing debt, or interest bearing debt minus cash and cash equivalents and time deposits as of September 30, 2007 was ¥2,925.5 billion, a decrease of ¥172.9 billion from ¥3,098.4 billion as of March 31, 2007. Net debt-to-equity ratio(*) as of September 30, 2007 was 1.23 times, 0.24 points lower from 1.47 times as of March 31, 2007.

(*)Net Debt-to-Equity Ratio

The Group refers to “Net Debt-to-Equity Ratio” (“Net DER”) in this flash report. Net DER is comprised of “net interest bearing debt” divided by shareholders’ equity.

“Net interest bearing debt” is defined as adjusted interest bearing debt described as below less cash and cash equivalents and time deposits. The Group’s interest bearing debt primarily consists of long term debt, less current maturities, which are not readily repayable. In order to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, currently the Group holds a relatively high level of cash and cash equivalents reflecting the current financial market conditions and future capital requirements.

Under this policy, Net DER is a useful internal measure for the Group’s management to review the balance between:

•	the Group’s capacity to meet debt repayments; and

•	leverage to improve return on equity in the Group’s capital structure.

To calculate the Group’s adjusted interest bearing debt, the following are the eliminating factors:

•	capital lease obligations and others; and

•	SFAS No. 133 fair value adjustment.

The Group eliminates of SFAS No. 133 fair value adjustment because Japanese investors usually evaluate Net DER of other general trading companies in this manner.

This measure does not recognize the fact that cash and cash equivalents and time deposits may not be available completely for debt repayments, but cash and cash equivalents and time deposits may be required for operational needs including certain contractual obligations or capital expenditure.

“Net interest bearing debt” and “Net DER” are presented in the table below.

	Billions of Yen
	End of Sep. 2007	End of Mar. 2007
Short–term debt	¥513.7	¥658.7
Long–term debt	3,236.3	3,259.4
Less eliminating factors included in long–term debt:
Capital lease obligations and others	(29.4)	(24.9)
Less SFAS No. 133 fair value adjustment	9.6	11.8

Adjusted interest bearing debt	3,730.2	3,905.0
Less cash and cash equivalents and time deposits	(804.7)	(806.6)

Net interest bearing debt	¥2,925.5	¥3,098.4

Shareholders’ equity	¥2,382.1	¥2,110.3

Net DER (times)	1.23	1.47

(2) Cash Flows during the Year Ended March 31, 2007

Net cash provided by operating activities for the six month period ended September 30, 2007 was ¥125.2 billion, an increase of ¥89.2 billion from ¥36.0 billion for the corresponding six month period of the previous year. The increase was attributable to a steady increase in operating income. Moreover, trade receivables and inventories decreased contributing to collection of cash for the six month period ended September 30, 2007.

Net cash provided by investing activities for the six month period ended September 30, 2007 was ¥57.8 billion, a reversal by ¥289.8 billion inflow of cash from ¥232.0 billion net outflow for the corresponding six month period of the previous year, as a result of the above mentioned divestitures and acquisitions.

•

The net inflow of cash that corresponded to investments in and advances to associated companies (net of sales of investments in and collection of advances to associated companies) were ¥124.9 billion. The main component of collection was a ¥226.4 billion (equivalent to the proceeds of US$1,862.5 million) proceeds from the 50% divestiture of the Group’s stake in Sakhalin II project. Major components of expenditures were:

–	Sims Group Limited, an Australian metal recycler, for ¥61.2 billion;

–	Additional investment to combine United Kingdom power generating assets with International Power plc. for ¥22.2 billion; and

–	Investment in Erdos Electrical Power & Metallurgical Co., Ltd., a conglomerate in the Inner Mongolia Autonomous Region of China engaged in power generation, coal mining and ferrous alloy production, for ¥16.4 billion.

•

The net outflow of cash that corresponded to other investments (net of sales of other investments) were ¥1.0 billion. Major transactions for expenditure included the purchases of shares in Yamaha Motor Co., Ltd. for ¥24.3 billion and shares and bonds of Central Finance Co., Ltd. for ¥19.4 billion (except for loss on write-down), as well as the acquisition of a new subsidiary Steel Technologies Inc. for ¥45.0 billion(*1). On the other hand, the Group obtained cash through the sales of shares in EBM for ¥13.8 billion as well as Sesa Goa Limited, formerly a subsidiary, for ¥92.8 billion(*2).

(*1)	Net of cash held by the acquired subsidiary.
(*2)	Net of cash held by the divested subsidiary.

•	The net outflow of cash that corresponded to property leased to others and property and equipment (net of sales of those assets) were ¥66.8 billion. Major purchases of equipment included:

–	Coal mining projects in Australia for ¥21.3 billion;

–	Iron ore mining projects in Australia for ¥7.7 billion; and

–	Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, oil and gas project in Oman, and oil and gas projects of offshore Gulf of Mexico as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. in total for ¥37.1 billion.

Major proceeds from sales of asset was that of whole oil and gas producing interests at Wandoo Petroleum Pty Limited (Australia) amounting to ¥35.2 billion. Additions to the rolling stock for lease amounted to ¥11.5 billion (net of proceeds from sales) in total at rolling stock leasing subsidiaries.

Free cash flow, or sum of net cash provided by operating activities and net cash provided by investing activities, for the six month period ended September 30, 2007 was net inflow of ¥183.0 billion, a reversal by ¥379.0 billion from ¥196.0 billion outflow for the corresponding six month period of the previous year.

During the six month period ended September 30, 2007, net cash outflow by short-term debt and long-term debt were ¥151.9 billion and ¥3.6 billion, respectively. Thus, net cash used in financing activities was ¥186.8 billion after the payments of cash dividends of ¥30.3 billion and for the acquisition of treasury stock.

As a result, cash and cash equivalents as of September 30, 2007 were ¥797.9 billion, a ¥2.1 billion decrease from ¥800.0 billion as of March 31, 2007.

II. Management Policies

1. Management strategy and progress report

1) Medium-Term Management Outlook

We have finalized our Medium-term Management Outlook, announced in May 2006, based on a company-wide consideration of business models that we should seek to develop over the next three to five years. The key elements of the approach outlined in this plan are:

•	Building a business portfolio that meets the needs of our stakeholders, including shareholders, customers and society

•	Leveraging business engineering capabilities across Mitsui and its subsidiaries (“the Group”) and optimizing resource allocation

•

Prioritizing the development of human resources. In this respect we intend to build on our existing values of challenge and opportunity and freedom and open-mindedness with additional emphasis on fairness, humbleness and compliance. We intend to form and foster a diverse pool of capable personnel

(1) Corporate vision three to five years ahead – quantitative summary

Looking ahead three to five years, risks in the operating environment include political, economic and environmental factors. Notwithstanding these risks, we believe that the currently favorable operating environment—with simultaneous growth in different regions of the world, and strong upstream markets for mineral resources, energy and materials—is likely to continue. Based on this assumption, we envisage achieving the parameters over the next three to five years as illustrated in the chart hereinbelow.

(2) Four key strategies of the Medium-term Management Outlook

(a)	Development of Strategic Business Portfolio

i)	Business strategy for achieving corporate vision three to five years ahead

We have developed key policies based on dividing up the Group’s business into four areas, as outlined below.

Mineral Resources & Energy

(1)    Complete the development of large-scale projects such as Sakhalin II and the Enfield Oil Field. Expand existing projects such as the LNG project in Western Australia and iron ore and coal production in Australia

(2)    Ensure the liquidity of our equity production interests and carry out recycling

(3)    Invest selectively in emerging regions and new business domains

Global Marketing Networks (particularly steel products, machinery and chemical products)

(1)    Actively invest in our operating base with the objective of strengthening our various logistics and IT capabilities and focus allocation of human resources to growth fields

(2)    Strengthen partnerships with quality customers and evolve our SCM capabilities

(3)    Strengthen initiatives in growth region Asia and the automotive, IT and energy business fields

Consumer Services

(1)    Pursue initiatives in media and information, healthcare and medical, and senior living industries

(2)    Develop new consumer-oriented businesses and strengthen related marketing and logistics business

Infrastructure	(1) Develop business portfolio positioning power generation, water supply, energy and transportation as strategic industrial fields (2) Pursue synergies with other business areas

ii) Developing business portfolio for achieving corporate vision; Focused allocation of management resources (financial and human)

Under the coordination of the Portfolio Management Committee that we established in April 2006, we will continue to refine our investment evaluation criteria, and seek to recycle existing investments, by reviewing their viability and taking into account the need to generate cash flow for new investments. Furthermore, accompanying a review of our business portfolio, we will allocate and shift human resources from a group-wide perspective in a more dynamic fashion.

Through this company-wide portfolio strategy, we expect to make new investments totaling ¥800 billion in the first two years of the Medium-term Management Outlook, and divest assets totaling ¥100-200 billion.

(b)	Evolution of business models leveraging business engineering capabilities

We will focus on consumer-oriented services in Japan that show high potential for growth. We will pursue business development in new fields, such as the development of environment businesses such as emission rights trading, recycling, and new energy businesses such as biomass ethanol. We will seek to leverage across the Group our strengths in logistics, finance and IT, and actively promote joint operations among business units.

(c)	Implementation of global strategies

We will strengthen our strategy for the Asian market. We will also develop a broad, cross-border product strategy based on the regional headquarters we have created for the Americas, Europe and Asia. We will employ and foster the development of a diverse group of personnel at overseas trading and other subsidiaries and associated companies around the world.

(d)	Reinforcing the management framework to support growth

Under our revised corporate staff organization we are pursuing an efficient risk management approach. We are strengthening our corporate governance system and internal controls framework, such as by increasing external directors and external corporate auditors, and working to ensure compliance with Section 404 of the U.S. Sarbanes-Oxley Act (“SOX-404”).

We are developing as a business that meets the needs of customers and society, while engaging in CSR-oriented management worthy of Mitsui, such as through engaging in environmental issues and contributing to society.

2) Progress on Medium-Term Management Outlook

(1) Progress on key initiatives

(a) Development of Strategic Business Portfolio

i) Progress on investment plans and key policies in each business area

During the year ended March 31, 2007, we executed large scale investments of approximately ¥460 billion under the total investment outlook of ¥800 billion over the two years ending March 31, 2008. For the year ending March 31, 2008, Mitsui introduced a new monitoring system linked more closely to consolidated cash flow statements to incorporate not only the large-scale investments but also small- to middle-sized investments, loans and leases.

With this new monitoring method, we set up a new outlook for our investments and loans to be ¥800 billion for the single year ending March 31, 2008. In the six-month period ended September 30, 2007, we executed new investments and loans of approximately ¥460 billion; concurrently, we have been focusing on divestitures of outstanding investments and fixed assets and collected approximately ¥520 billion.

We made progress in each of the four business areas presented in our Medium-term Management Outlook as follows:

•

In the Mineral Resources & Energy business area, we continuously focused on large-scale projects already under development as well as expansion of existing projects. We made an additional investment in the Enfield oil field in Australia after the start of production in July 2006 in order to cope with water breakthrough which occurred during 2006 and boost output capacity. The work-over program has been proceeding on track. Our total investment in the Sakhalin II project as of the end of September 2007 was approximately ¥230 billion, as a result of the share dilution and the expenditure for development of the project. Initiatives also include the May 2007 start of production from the Equatorial Guinea LNG project and the July 2007 start of production from the Tui oil field in New Zealand. In mineral resources, we invested a total of ¥29.0 billion in Australian iron ore and coal mining business, as part of our plan to increase production capacity.

In the scrap metal business, we acquired shares with voting rights of 19.9% in the Australian company Sims Group for ¥61.2 billion in June 2007. In addition, we acquired shares with voting rights of 25% in the Inner Mongolia Erdos Electric Power & Metallurgy Co., Ltd., a conglomerate in Inner Mongolia Autonomous Region of China engaged in power generation, coal mining and ferrous alloy production, for ¥16.4 billion in April 2007.

In the Mineral Resources & Energy business area, through the divestiture of existing investments, we generated cash inflows totaling approximately ¥400 billion during the first half period. In April 2007, Mitsui sold its entire stake in Sesa Goa Ltd. (India) for US$981 million, after deliberate consideration on the Group’s worldwide iron ore business portfolio. Regarding the Sakhalin II project, we transferred 50% of our stake to OAO Gazprom for US$1,862.5 million with our share diluted from 25% to 12.5%. We also agreed on the Area of Mutual Interest arrangement with Gazprom whereby the prospects for expansion of Sakhalin II through further LNG processing trains are enhanced. Furthermore, initiatives include the May 2007 sale of our entire stake in Empreendimentos Brasileiros de Mineracao (EBM), a Brazilian iron ore mining company, and the June 2007 divestment of the entire upstream oil and gas portfolio by our Australian subsidiary, Wandoo Petroleum Pty. Ltd.

•

In the Global Marketing Networks business area, incorporating businesses such as metal products, automobiles and chemicals, we took further steps to strengthen our multi-functional global operating network in raw materials procurement and product sales, acquiring key businesses and reinforcing strategic alliance with major partners to support our goal of creating new value. In June 2007, we acquired a major U.S. steel processing service center, Steel Technologies, Inc., for ¥45.0 billion. In the automobile and chemical businesses, we acquired shares in Yamaha Motor Co., Ltd. and Mitsui Chemicals, Inc., respectively, aiming to enhance business relationships. The business units in this field are accelerating to reorganize their business structure to better serve their customers. In the steel business, in April 2007, we consolidated our three steel products wholesale distribution subsidiaries setting up a new subsidiary, Mitsui Bussan Kozai Hanbai Co., Ltd. We are also consolidating four existing steel products subsidiaries to establish a new subsidiary, Mitsui & Co. Steel Ltd. in April 2008.

•

In the Consumer Services business area, we are continuing to build our operations in promising new business domains. In May 2007, we acquired new shares and convertible bonds issued by Central Finance Co., Ltd. for ¥19.4 billion. We will seek to create new business opportunities by combining products and services, know-how and network of both companies. In the foods and retail field, we have been taking measures to improve the performance of MITSUI FOODS CO., LTD. under a comprehensive operational alliance with KOKUBU & CO., LTD. At the same time we are making investments to secure a stable supply of overseas food sources.

•

In the Infrastructure business area, our efforts were directed at selectively investing in superior project opportunities while seeking to develop synergies with other sectors. In overseas power generation business, we further strengthened our strategic alliance with International Power plc during the year, and in June 2007, consolidated power generating assets in the U.K., resulting in an increase of our generating capacity by approximately 260MW on an equity basis for ¥22.2 billion.

ii) Continuous review of our business portfolio based on Mitsui’s business strategy

Twice a year, Mitsui’s management examines each business units’ development of portfolio strategy including asset recycling, referring to key performance indicators on subsidiaries and associated companies; and other investments as well according to Mitsui’s guideline for investment in and withdrawal from business operations, The Portfolio Management Committee has developed and maintained the relevant data and guidelines. Especially in the year under review, the major emphasis has been put on the companywide re-allocation of human resources in line with newly developed and invested operations and reorganizations of existing operations.

(b) Evolution of our new business models leveraging business engineering capabilities

In the biomass and energy-related field, we are researching opportunities to commercialize the production and sale of bioethanol in collaboration with Petrobras of Brazil. We are also coordinating cross-divisional efforts with regard to possibilities in areas such as the distribution and trading of biodiesel and bioethanol in Europe as well as investment in manufacturing operations in the United States. Further, based on the report of the Business Operating Area Strategic Committees established in December 2006, we decided to set up special departments for medical & healthcare and automobiles business and have engaged in an initiative to increase our operating capabilities and identify areas for strategic growth through joint activities across multiple business units.

(c) Implementation of global strategy

We refined the Regional Business Unit system in April 2007 by expanding Europe to include the Middle East and Africa, while expanding Asia to include Oceania. We also adopted systems in each regional headquarters to foster talented employees and increase the diversity of our human resources. We will continue to pursue a unified HR policy that encompasses our consolidated group activities worldwide.

(2) Progress toward quantitative targets

(a) Forecast of annual net income for the year ending March 31, 2008

Consolidated net income for the six-month period ended September 30, 2007 was ¥251.9 billion. See “I. Highlights of Consolidated Financial Results for the six-month period ended September 30, 2007” for detailed information by operating segment. For the year ending March 31, 2008, we are revising our outlook of consolidated net income to ¥420.0 billion. Major components of our outlook are set forth below.

[Assumption]	Sep-07 Actual		2nd Half of Mar–08 Revised Forecast		Mar-08 Original Forecast

Exchange rate (JPY/USD) Crude oil (JCC)		119.20 $63/bbl		110.00 $70/bbl		110.00 $58/bbl

							(Billions of yen)

	Mar–08 Revised		Mar–08 Original		Increase		Description of Increase
Total trading transactions		16,000.0		15,300.0		700.0

Gross profit		970.0		940.0		30.0	Increase due to higher oil prices, the yen depreciation against Australian dollar; steady growth in global marketing network businesses
SG & A expenses	Δ	600.0	Δ	600.0		0.0
Provision for doubtful receivables	Δ	10.0	Δ	10.0		0.0

Operating income		360.0		330.0		30.0

(Other expenses)

Interest expenses	Δ	50.0	Δ	50.0		0.0

Dividend income		50.0		40.0		10.0

Gain on sales of securities, PPE and other gain–net		45.0		130.0	Δ	85.0	Original Forecast included the sale of stake in Sesa Goa and the entire assets of Wandoo Petroleum; Revised Forecast includes the sale of shares in EBM

Income from continuing operations before taxes		405.0		450.0	Δ	45.0

Income from continuing operations after taxes		240.0		260.0	Δ	20.0
Equity in earnings of associated companies		150.0		140.0		10.0	Increase due to higher prices of oil, copper and nickel

Income(Loss) from discontinued operations		60.0		0.0		60.0	Revised Forecast includes Sesa Goa and Wandoo Petroleum (see above)

Net income		420.0		370.0		50.0

Assumed foreign exchange rate for the six-month period ending March 31, 2008 is ¥110/US$, while average foreign exchange rate for the six-month period ended September 30, 2007 was ¥119.20/US$.

We project gross profit and equity in earnings of ¥970 billion and ¥150 billion, respectively, reflecting the favorable business environment, especially in the Mineral Resources & Energy area. Interest expense(net) is expected to be ¥50 billion, considering trends of rising yen interest rates and interest for funding of investments including Sakhalin II. We anticipate a combined sum of ¥45 billion in gains from the sales of securities; property, plants and equipment; and other assets, which is smaller than the original forecast at the beginning of the year under review because gains from the sales of our entire stake in Sesa Goa Limited and oil and gas upstream assets of Wandoo Petroleum Pty. Ltd. are now classified as income from discontinued operations. Instead, forecasted income from discontinued operations is ¥60 billion.

Revised forecast on annual operating results by operating segment compared to the original forecast is described as below:

•        The projected net income of the Mineral & Metal Resources Segment for the year ending March 31, 2008 is ¥161 billion, an increase of ¥26 billion from the original forecast. The upward revision reflects higher copper and nickel prices, the yen depreciation against the Australian Dollar and Brazilian Real, and the sale of shares in EBM.

•        The projected net income of the Energy Segment for the year ending March 31, 2008 is ¥120 billion, an increase of ¥32 billion from the original forecast, mainly attributable to higher oil prices. We expect annual average crude oil price to be US$67/barrel (US$70/barrel for the second half period ending March 31, 2008), US$9/barrel higher than the original annual forecast.

•        The projected net income of the Machinery & Infrastructure Projects Segment for the year ending March 31, 2008 is ¥44 billion, an increase of ¥2 billion from the original forecast, on the assumption that mark-to-market evaluation loss on long-term swap agreement at the Australian power producing operation which we posted in the first half period will considerably diminish in the second half period ending March 31, 2008. Similarly, the projected net income of the Iron & Steel Products Segment and the Chemical Segment for the year ending March 31, 2008 are ¥20 billion (¥2 billion increase) and ¥22 billion (¥1 billion increase), respectively, supported by favorable market conditions.

•        The projected net income of the Foods & Retail Segment, the Consumer Service & IT Segment, and the Logistics & Financial Markets Segment for the year ending March 31, 2008 are ¥11 billion (same as the original forecast), ¥14 billion (¥4 billion decrease), and ¥7 billion (¥5 billion decrease), respectively. Overall, domestic consumer products markets remain sluggish. Furthermore, these segments recognized certain losses on write-down of securities in the six-month period ended September 30, 2007.

•        The projected net income of the Americas Segment for the year ending March 31, 2008 is ¥11 billion, a decrease of ¥6 billion from the original forecast. This segment recorded loss on write-down of inventories at MBK Real Estate, reflecting decline in the housing market, and in addition, demand in steel products for automobile and oil well tubular is anticipated to be weakening.

The table set forth below shows the assumption on the key commodity prices and other parameters for the projected net income for the year ending March 31, 2008. Impacts of the price movements for each commodity on annual net income are included in the table.

		Mar 08 Revised Assumption	Mar 08 Original Assumption	Mar 07 Actual	Impact on Net Income (billions of yen)
Crude Oil/JCC	US$/bbl	67	58	64	1.8 (US$1/bbl)
Iron Ore(*)	US$/ton	50	50	46	2.6 (US$1/ton)
Coal(**)	US$/ton	92	92	110	0.7 (US$1/ton)
Copper(***)	US$/ton	6,850	5,000	6,984	0.32 (US$100/ton)
Forex	¥/US$	115	110	116.96	2.2 (¥1/US$)
Interest	Yen				1.0 (Libor/0.1%)

(*)	Representative iron ore price (fine) (**) Representative metallurgical coal price (***) Yearly average LME price

2. Dividend policy

In order to maximize shareholder value we seek to maintain an optimal balance between (1) achieving sustainable growth through strategic investments in areas of our core strength and growth and (2) paying out cash dividends as direct compensation to shareholders. Specifically, we have set the target dividend payout ratio of 20% of consolidated net income, and through improving the performance of the company aim to steadily increase dividends from their current levels.

For the six-month period September 30, 2007, we will pay an interim dividend of ¥23, ¥6 per share higher than the corresponding six-month period of the previous year. For the year ending March 31, 2008, we plan to pay an annual dividend of ¥46 (including the interim dividend), ¥12 per share higher than the year ended March 31, 2007, on the assumption that our annual net income will be ¥420.0 billion.

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui's ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

III. Overview of our Operations and Principal Activities

We, Mitsui& Co., Ltd.(“Mitsui”) and its subsidiaries, are a general trading company engaging in a range of global business activities including general worldwide trading of various commodities, arranging financing for customers and suppliers in connection with our trading activities, organizing and coordinating international industrial projects, participating in financing and investing arrangements, assisting in the procurement of raw materials and equipment, providing new technologies and processes for manufacturing, and coordinating transportation and marketing of finished goods. Our trading activities include the sale, distribution, purchase, marketing and supply of and dealing in a wide variety of products and services including iron and steel, non-ferrous metals, machinery, electronics, chemicals, energy-related commodities and products, food products, textiles, general merchandise and real estate. We also participate in the development of natural resources such as oil, gas, iron and steel raw materials. In addition, we engage in strategic business investments whereby we invest our own capital and provide management expertise in the development of joint ventures and new enterprises in certain industries such as information technology (“IT”), biotechnology and nanotechnology. We also provide a wide range in the area of services of finance, transportation, communication, technology, and support for retail.

The following are the major subsidiaries and associated companies by operating segment. The numbers in the parentheses indicate the number of subsidiaries and associated companies included in the respective operating segment.

Iron & Steel Products Segment

Subsidiaries (18)

Mitsui Bussan Construction Materials Co., Ltd., SINTSUDA CORPORATION, Regency Steel Asia Pte Ltd.

Associated companies (18)

Nippon Steel Trading Co., Ltd., Shanghai Bao-Mit Steel Distribution Co., Ltd.

Material & Metal Resources Segment

Subsidiaries (12)

Mitsui Iron Ore Development Pty. Ltd., Mitsui-Itochu Iron Pty. Ltd., Japan Collahuasi Resources B.V., Raw Materials Development Co., Ltd., Mitsui Raw Materials Development Pty. Ltd., Mitsui Bussan Raw Materials Development Corp., Mitsui Bussan Metals Sales Co., Ltd.

Associated companies (11)

Valepar S.A., Inner Mongolia Erdos Electric Power & Metallurgy Co., Ltd., Nippon Amazon Aluminum Co., Ltd., SUMIC Nickel Netherlands B.V.

Machinery & Infrastructure Projects Segment

Subsidiaries (71)

MBK Project Holdings Ltd., Mitsui & Co. Plant Systems, Ltd., Mitsui Power Ventures Limited, Mitsui Rail Capital Holdings, Inc., Mitsui Rail Capital Participacoes Ltda., Mitsui Gas e Energia do Brasil Ltda., Toyota Chile S.A., P.T. Bussan Auto Finance, Mitsui Automotive Europe B.V., Lepta Shipping Co., Ltd.

Associated companies (60)

IPM Eagle LLP, IPM (UK) Power Holdings Ltd, P.T. Paiton Energy, Toyo Engineering Corporation, Toyota Canada Inc., Penske Automotive Group, Inc., P.T. Yamaha Indonesia Motor Manufacturing, Asahi Tec Corporation, Komatsu Australia Pty. Ltd.

Chemical Segment

Subsidiaries (34)

P. T. Kaltim Pasifik Amoniak, Japan-Arabia Methanol Co., Ltd., Mitsui Bussan Solvent & Coating Co., Ltd., Novus International, Inc., Mitsui Agri Science International S.A. N.V., Daito Chemical Co., Ltd., Mitsui Bussan Plastics Co., Ltd., Nippon Trading Co., Ltd., Salt Asia Holdings Pty. Ltd.

Associated companies (29)

Agro Kanesho Co., Ltd., TG Missouri Corporation, Advanced Composites, Inc.

Energy Segment

Subsidiaries (31)

Mitsui E&P Australia Pty Limited, Mittwell Energy Resources Pty., Ltd., Mitsui E&P Middle East B.V., Mitsui Oil Exploration Co., Ltd., Mitsui Gas Development Qatar B.V., Mitsui LNG Nederland B.V., MitEnergy Upstream LLC, Mitsui E&P (USA) LLC, Mitsui Sakhalin Holdings B.V., Mitsui Coal Holdings Pty., Ltd., Mitsui Oil Co., Ltd., Mitsui Liquefied Gas Co., Ltd., Kokusai Oil & Chemical Co., Ltd.

Associated companies (6)

Japan Australia LNG(MIMI) Pty. Ltd., BHP Mitsui Coal Pty., Ltd., United Petroleum Development Co., Ltd.

Foods & Retail Segment

Subsidiaries (25)

WILSEY FOODS, INC., MITSUI FOODS CO., LTD., Mitsui Norin Co., Ltd., DAI-ICHI BROILER CO., LTD., Hokushuren Company Limited, VENDOR SERVICE Co., Ltd.

Associated companies (13)

MIKUNI COCA-COLA BOTTLING CO., LTD., Mitsui Sugar Co., Ltd., SAN-EI Sucrochemical Co., Ltd.

Consumer Service & IT Segment

Subsidiaries (42)

Mitsui Bussan Inter-fashion Ltd., Bussan Real Estate Development Co., Ltd., Telepark Corp., Mitsui Knowledge Industry Co., Ltd., J-SCube Inc., Mitsui Electronics Inc.

Associated companies (40)

ALCANTARA S.p.A., QVC JAPAN INC., AIM Services Co., Ltd., Sumisho & Mitsuibussan Kenzai Co., Ltd., Nihon Unisys, Ltd., Moshi Moshi HotLine, Inc.

Logistics & Financial Markets Segment

Subsidiaries (31)

Mitsui & Co. Energy Risk Management Ltd., Mitsui & Co. Precious Metals, Inc., Mitsui Bussan Precious Metals (Hong Kong) Limited, Mitsui Bussan Logistics Holdings Ltd., Mitsuibussan Insurance and Consulting Co., Ltd., Tri-Net (Japan) Inc.

Associated companies (6)

Mitsui Leasing & Development, Ltd., Quintiles Transnational Japan K.K., Mitsui Direct General Insurance Company Limited, Baltrans Holding Ltd.

Americas Segment

Trading subsidiaries (9)

Mitsui & Co.(U.S.A.), Inc., Mitsui & Co. (Canada) Ltd., Mitsui Brasileira Importacao e Exportacao S.A.

Subsidiaries (27)

Steel Technologies Inc., Mitsui Steel Holdings, Inc., Westport Petroleum Inc., Mitsui Steel, Inc., Channel Terminal Corp., Portac, Inc., MBK Real Estate, LLC

Associated companies (1)

Europe, the Middle East and Africa Segment

Trading subsidiaries (15)

Mitsui & Co. Europe Holdings Plc, Mitsui & Co. Europe Plc, Mitsui & Co. Deutschland GmbH, Mitsui & Co., Middle East Ltd.

Subsidiaries (4)

Associated companies (5)

Asia Pacific Segment

Trading subsidiaries (21)

Mitsui & Co. (Asia Pacific) Pte. Ltd., Mitsui & Co. (Hong Kong) Ltd., Mitsui & Co. (China) Ltd., Mitsui & Co. (China) Trading Ltd., Mitsui & Co. (Shanghai) Ltd., Mitsui & Co. (Taiwan) Ltd., Mitsui & Co. Korea Ltd., Mitsui & Co. (Thailand) Ltd., Mitsui & Co.(Australia) Ltd.

Subsidiaries (5)

Associated companies (7)

All Other

Subsidiaries (14)

Mitsui & Co. Financial Services Ltd., Mitsui & Co. Financial Services (Europe) B.V., Mitsui & Co. Financial Services (Asia) Ltd.

Associated companies (1)

Statements of Consolidated Income

(Unaudited)

(Millions of Yen)

	Six-Month Period Ended September 30, 2007	Six-Month Period Ended September 30, 2006	Comparison with previous period
			Increase/(Decrease)
			Amount	%
Revenues :
Sales of products	¥2,377,588	¥1,958,839	¥418,749
Sales of services	277,095	270,236	6,859
Other sales	84,121	69,628	14,493

Total revenues	2,738,804	2,298,703	440,101	19.1

[ Total Trading Transactions : Six-month period ended September 30, 2007, ¥ 8,205,220 million Six-month period ended September 30, 2006, ¥ 7,597,799 million ]
Cost of Revenues :
Cost of products sold	2,136,432	1,784,872	351,560
Cost of services sold	75,523	67,658	7,865
Cost of other sales	47,532	38,268	9,264

Total cost of revenues	2,259,487	1,890,798	368,689	19.5

Gross Profit	479,317	407,905	71,412	17.5

Other Expenses (Income) :
Selling, general and administrative	296,747	282,697	14,050
Provision for doubtful receivables	2,336	1,637	699
Interest expense, net of interest income	23,713	18,117	5,596
Dividend income	(28,419)	(27,773)	(646)
Gain on sales of securities – net	(51,032)	(26,541)	(24,491)
Loss on write-down of securities	12,663	3,207	9,456
Gain on disposal or sales of property and equipment – net	(6,672)	(1,242)	(5,430)
Impairment loss of long-lived assets	2,232	9,926	(7,694)
Impairment loss of goodwill	—	16,528	(16,528)
Compensation and other charges related to DPF incident	—	(3,864)	3,864
Other (income) expense – net	(1,593)	5,106	(6,699)

Total other expenses	249,975	277,798	(27,823)

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	229,342	130,107	99,235	76.3

Income Taxes:
Current	99,909	64,300	35,609
Deferred	(10,414)	(9,014)	(1,400)

Total	89,495	55,286	34,209

Income from Continuing Operations before Minority Interests and Equity in Earnings	139,847	74,821	65,026	86.9
Minority Interests in Earnings of Subsidiaries	(20,678)	(1,798)	(18,880)
Equity in Earnings of Associated Companies – Net (After Income Tax Effect)	72,290	74,512	(2,222)

Income from Continuing Operations	191,459	147,535	43,924	29.8
Income from Discontinued Operations – Net (After Income Tax Effect)	60,462	6,920	53,542

Net Income	¥251,921	¥154,455	¥97,466	63.1

Consolidated Balance Sheets

(Unaudited)

(Millions of Yen)

Assets

	September 30, 2007	March 31, 2007	Increase/ (Decrease)
Current Assets:
Cash and cash equivalents	¥797,855	¥800,032	¥(2,177)
Time deposits	6,816	6,591	225
Marketable securities	13,032	11,670	1,362
Trade receivables:
Notes and loans, less unearned interest	468,304	475,271	(6,967)
Accounts	2,228,873	2,199,614	29,259
Associated companies	246,008	240,950	5,058
Allowance for doubtful receivables	(25,598)	(29,824)	4,226
Inventories	735,520	696,470	39,050
Advance payments to suppliers	113,009	96,702	16,307
Deferred tax assets—current	29,251	21,354	7,897
Derivative assets	241,572	254,319	(12,747)
Other current assets	256,717	300,627	(43,910)

Total current assets	5,111,359	5,073,776	37,583

Investments and Non–current Receivables:
Investments in and advances to associated companies	1,396,363	1,587,571	(191,208)
Other investments	1,518,612	1,238,853	279,759
Non–current receivables, less unearned interest	484,206	462,935	21,271
Allowance for doubtful receivables	(60,794)	(69,775)	8,981
Property leased to others—at cost, less accumulated depreciation	250,488	259,240	(8,752)

Total investments and non–current receivables	3,588,875	3,478,824	110,051

Property and Equipment—at Cost:
Land, land improvements and timberlands	189,230	191,537	(2,307)
Buildings, including leasehold improvements	398,258	379,814	18,444
Equipment and fixtures	830,212	790,510	39,702
Mineral rights	148,036	151,752	(3,716)
Vessels	31,646	33,666	(2,020)
Projects in progress	167,087	130,529	36,558

Total	1,764,469	1,677,808	86,661
Accumulated depreciation	(729,338)	(689,508)	(39,830)

Net property and equipment	1,035,131	988,300	46,831

Intangible Assets, less Accumulated Amortization	129,094	104,445	24,649

Deferred Tax Assets—Non–current	29,200	34,972	(5,772)

Other Assets	137,176	132,995	4,181

Total	¥10,030,835	¥9,813,312	¥217,523

(Millions of Yen)

Liabilities and Shareholders’ Equity

	September 30, 2007	March 31, 2007	Increase/ (Decrease)
Current Liabilities:
Short–term debt	¥513,693	¥658,747	¥(145,054)
Current maturities of long–term debt	290,806	371,865	(81,059)
Trade payables:
Notes and acceptances	93,783	98,199	(4,416)
Accounts	1,987,220	1,966,800	20,420
Associated companies	60,805	64,730	(3,925)
Accrued expenses:
Income taxes	149,203	85,692	63,511
Interest	27,196	25,324	1,872
Other	74,023	84,625	(10,602)
Advances from customers	137,803	113,586	24,217
Derivative liabilities	181,381	198,735	(17,354)
Other current liabilities	105,283	141,899	(36,616)

Total current liabilities	3,621,196	3,810,202	(189,006)

Long–term Debt, less Current Maturities	2,945,476	2,887,528	57,948

Accrued Pension Costs and Liability for Severance Indemnities	32,045	33,209	(1,164)

Deferred Tax Liabilities — Non-current	472,876	450,181	22,695

Other Long–Term Liabilities	337,720	283,226	54,494

Minority Interests	239,392	238,687	705

Shareholders’ Equity:
Common stock	336,417	323,213	13,204
Capital surplus	431,094	417,900	13,194
Retained earnings:
Appropriated for legal reserve	41,071	39,670	1,401
Unappropriated	1,287,299	1,072,234	215,065
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available–for–sale securities	261,334	258,922	2,412
Foreign currency translation adjustments	11,510	(9,409)	20,919
Defined benefit pension plans	2,994	2,287	707
Net unrealized gains and losses on derivatives	14,903	8,930	5,973

Total accumulated other comprehensive income	290,741	260,730	30,011

Treasury stock, at cost	(4,492)	(3,468)	(1,024)

Total shareholders’ equity	2,382,130	2,110,279	271,851

Total	¥10,030,835	¥9,813,312	¥217,523

Statements of Consolidated Shareholders’ Equity

(Unaudited)

(Millions of Yen)

	Six–Month Period Ended September 30, 2007	Year Ended March 31, 2007
Common Stock:
Balance at beginning of period	¥323,213	¥295,766
Common stock issued upon conversion of bonds	13,204	27,447

Balance at end of period	¥336,417	¥323,213

Capital Surplus:
Balance at beginning of period	¥417,900	¥390,488
Conversion of bonds	13,162	27,359
Gain on sales of treasury stock	32	53

Balance at end of period	¥431,094	¥417,900

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of period	¥39,670	¥38,508
Transfer from unappropriated retained earnings	1,401	1,162

Balance at end of period	¥41,071	¥39,670

Unappropriated:
Balance at beginning of period	¥1,072,234	¥825,306
Cumulative effect of a change in accounting principle — adoption of FIN No. 48	(5,113)	—
Net income	251,921	301,502
Cash dividends paid	(30,342)	(53,412)
Dividends paid per share:
Six-month period ended September 30, 2007, ¥17.0
Year ended March 31, 2007, ¥31.0
Transfer to retained earnings appropriated for legal reserve	(1,401)	(1,162)

Balance at end of period	¥1,287,299	¥1,072,234

Accumulated Other Comprehensive Income (After Income Tax Effect):
Balance at beginning of period	¥260,730	¥129,842
Unrealized holding gains and losses on available–for–sale securities	2,412	42,823
Foreign currency translation adjustments	20,919	73,870
Minimum pension liability adjustment	—	1,058
Defined benefit pension plans	707	—
Adjustment to initially apply SFAS No. 158	—	6,646
Net unrealized gains and losses on derivatives	5,973	6,491

Balance at end of period	¥290,741	¥260,730

Treasury Stock, at Cost
Balance at beginning of period	¥(3,468)	¥(2,003)
Purchases of treasury stock	(1,060)	(1,633)
Sales of treasury stock	36	168

Balance at end of period	¥(4,492)	¥(3,468)

Note: Appropriations of retained earnings are reflected in the consolidated financial statements upon shareholders’ approval.

(Millions of Yen)

	Six–Month Period Ended September 30, 2007	Year Ended March 31, 2007
Summary of Changes in Equity from Nonowner Sources (Comprehensive Income):
Net income	¥251,921	¥301,502
Other comprehensive income (after income tax effect):
Unrealized holding gains and losses on available–for–sale securities	2,412	42,823
Foreign currency translation adjustments	20,919	73,870
Minimum pension liability adjustment	—	1,058
Defined benefit pension plans	707	—
Net unrealized gains and losses on derivatives	5,973	6,491

Changes in equity from nonowner sources	¥281,932	¥425,744

Statements of Consolidated Cash Flows

(Unaudited)

(Millions of Yen)

	Six-Month Period Ended September 30, 2007	Six-Month Period Ended September 30, 2006
Operating Activities:
Net income	¥251,921	¥154,455
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations – net (after income tax effect)	(60,462)	(6,920)
Depreciation and amortization	66,891	37,446
Pension and severance costs, less payments	(2,971)	(751)
Provision for doubtful receivables	2,336	1,637
Gain on sales of securities – net	(51,032)	(26,541)
Loss on write-down of securities	12,663	3,207
Gain on disposal or sales of property and equipment – net	(6,672)	(1,242)
Impairment loss of long-lived assets	2,232	9,926
Impairment loss of goodwill	—	16,528
Deferred income taxes	(10,414)	(9,014)
Minority interests in earnings of subsidiaries	20,678	1,798
Equity in earnings of associated companies, less dividends received	(28,922)	(20,256)
Changes in operating assets and liabilities:
Increase in trade receivables	(92,917)	(188,458)
Increase in inventories	(19,861)	(50,941)
Increase in trade payables	19,897	134,370
Other – net	21,620	(21,238)
Net cash provided by operating activities of discontinued operations	234	1,954

Net cash provided by operating activities	125,221	35,960

Investing Activities:
Net (increase) decrease in time deposits	(302)	28,491
Net decrease (increase) in investments in and advances to associated companies	124,924	(68,313)
Net increase in other investments	(985)	(64,472)
Net decrease in long-term loan receivables	1,025	11,598
Net increase in property leased to others and property and equipment	(66,834)	(139,316)

Net cash provided by (used in) investing activities	57,828	(232,012)

Financing Activities:
Net (decrease) increase in short-term debt	(151,942)	210,089
Net (decrease) increase in long-term debt	(3,564)	50
Capital contribution from minority interests	—	17,095
Purchases of treasury stock – net	(991)	(440)
Payments of cash dividends	(30,342)	(24,123)

Net cash (used in) provided by financing activities	(186,839)	202,671

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,613	2,780

Net (decrease) increase in Cash and Cash Equivalents	(2,177)	9,399
Cash and Cash Equivalents at Beginning of Period	800,032	697,065

Cash and Cash Equivalents at End of Period	¥797,855	¥706,464

Note:	In accordance with SFAS No.144, the figures for the six-month period ended September 30, 2006 relating to discontinued operations have been reclassified.

Basis of Consolidated Financial Statements

(Unaudited)

1. Scope of Subsidiaries and Associated Companies

(1)	Subsidiaries

a)	Overseas 172

Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. Europe Holdings Plc, Mitsui & Co. (Australia) Ltd.,

Mitsui Iron Ore Development Pty. Ltd., Mitsui Coal Holdings Pty.Ltd.,

Mitsui Sakhalin Holdings B.V., Mitsui E&P Middle East B.V., and others

b)	Japan 131

Mitsui Oil Exploration Co., Ltd., Telepark Corp., Mitsui & Co. Financial Services Ltd.,

MITSUI FOODS CO., LTD., Mitsui Oil Co., Ltd., Mitsui Norin Co., Ltd., and others

(2)	Associated Companies

a)	Overseas 107

Japan Australia LNG (MIMI) Pty. Ltd., Valepar S.A., P.T. Paiton Energy, and others

b)	Japan 74

Mitsui Leasing & Development, Ltd., Moshi Moshi Hotline Inc, Nihon Unisys, Ltd., and others

Total 390 subsidiaries and associated companies are excluded from the above. These include the companies which are sub-consolidated or accounted for under the equity method by other subsidiaries, other than trading subsidiaries, and the companies which are managed by trading subsidiaries.

2. Summary of Change in Significant Accounting Policies

Accounting for uncertainty in income taxes

During the six-month period ended September 30, 2007, the companies adopted FIN No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No.109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No.109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of all tax positions accounted for in accordance with SFAS No. 109. Upon adoption of FIN No. 48, the opening balance of retained earnings as of April 1, 2007 decreased by ¥5,113 million.

Significant accounting policies other than described above have not been changed from the Security Report filed in the Financial Services Agency of Japan on June 22, 2007.

Operating Segment Information

(Unaudited)

Six-month period ended September 30, 2007 (from April 1, 2007 to September 30, 2007)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	741,214	819,546	1,114,799	1,316,032	1,229,699	998,555	570,292	83,131
Gross Profit	31,670	44,580	63,562	58,079	101,176	41,795	59,003	25,346
Operating Income (Loss)	14,291	36,239	14,528	24,610	78,486	9,125	9,502	10,111
Equity in Earnings of Associated Companies	2,681	38,672	1,636	2,867	19,245	784	4,143	(442)
Net Income	11,937	118,167	13,251	10,901	72,465	5,126	8,138	290
Total Assets at September 30, 2007	704,088	1,111,918	1,667,285	969,048	1,716,352	707,841	724,660	649,595

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	716,214	254,394	362,424	8,206,300	3,179	(4,259)	8,205,220
Gross Profit	27,548	13,158	16,407	482,324	1,598	(4,605)	479,317
Operating Income (Loss)	3,296	1,113	4,431	205,732	(1,926)	(23,572)	180,234
Equity in Earnings of Associated Companies	2,389	121	412	72,508	42	(260)	72,290
Net Income	2,894	3,612	12,365	259,146	3,514	(10,739)	251,921
Total Assets at September 30, 2007	631,575	202,799	390,362	9,475,523	2,789,912	(2,234,600)	10,030,835

Six-month period ended September 30, 2006 (from April 1, 2006 to September 30, 2006) (As restated)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	676,584	704,162	1,029,226	1,153,972	1,180,574	941,603	725,425	90,191
Gross Profit	27,820	52,346	46,976	51,431	43,767	40,600	61,911	30,590
Operating Income (Loss)	12,256	42,240	7,161	16,934	25,725	7,145	6,961	12,841
Equity in Earnings of Associated Companies	1,443	31,596	13,056	2,576	18,008	1,512	3,464	900
Net Income (Loss)	9,442	60,208	18,012	10,405	29,739	(4,152)	3,281	6,370
Total Assets at September 30, 2006	610,718	805,647	1,458,086	917,917	1,483,584	723,136	801,978	774,065

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	591,791	234,369	289,400	7,617,297	3,879	(23,377)	7,597,799
Gross Profit	31,890	11,744	14,525	413,600	4,180	(9,875)	407,905
Operating Income (Loss)	11,738	1,579	4,449	149,029	(1,512)	(23,946)	123,571
Equity in Earnings of Associated Companies	1,696	166	375	74,792	58	(338)	74,512
Net Income (Loss)	9,123	2,065	10,232	154,725	4,212	(4,482)	154,455
Total Assets at September 30, 2006	464,618	176,477	262,977	8,479,203	2,958,306	(2,059,905)	9,377,604

Notes:

1.	The figures of “Consolidated Total” for the six-month period ended September 30, 2006 has been reclassified to conform to the change in current year presentation for discontinued operations in accordance with SFAS No. 144. The reclassification to income from discontinued operation—net (after income tax effect) is included in “Adjustments and Eliminations.”
2.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at September 30, 2007 and 2006 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
3.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
4.	Transfers between operating segments are made at cost plus a markup.
5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.
6.	Based on the reorganization effective April 1, 2007, “Iron & Steel Raw Materials and Non-Ferrous Metals” which was formerly disclosed as a reportable segment changed its name to “Mineral & Metal Resources” and Coal and Nuclear Fuel businesses which were formerly included in “Iron & Steel Raw Materials and Non-Ferrous Metals” were transferred to “Energy.”

Further, “Lifestyle, Consumer Service and Information, Electronics & Telecommunication” changed its name of the reportable segment to “Consumer Service & IT” in relation to the change of the composition of the reportable segment. In addition, subsidiaries in Oceania region which were formerly included in “Other Overseas Areas” were transferred to “Asia Pacific” which was formerly disclosed as “Asia” and subsidiaries in the Middle East, Africa and Russia which were formerly included in “Other Overseas Areas” were transferred to “Europe, the Middle East and Africa” which was formerly disclosed as “Europe.”

The operating segment information for the six-month period ended September 30, 2006 has been restated to conform to the current period presentation.

Net Income per Share

(Unaudited)

The following is a reconciliation of basic net income per share to diluted net income per share for the six–month periods ended September 30, 2007 and 2006:

Six–month period ended September 30, 2007 (from April 1, 2007 to September 30, 2007)

	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	251,921	1,796,071	140.26

Effect of Dilutive Securities:
1.05% convertible bonds due 2009	100	28,131

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	252,021	1,824,202	138.15

Six–month period ended September 30, 2006 (from April 1, 2006 to September 30, 2006)

	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Net income available to common shareholders	154,455	1,722,823	89.65

Effect of Dilutive Securities:
1.05% convertible bonds due 2009	285	104,201

Diluted Net Income per Share:
Net income available to common shareholders after effect of dilutive securities	154,740	1,827,024	84.69

Subsequent Events

(Unaudited)

There are no material subsequent events to be disclosed.